QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

GDS Announces Pricing of Public Offering of ADSs

        SHANGHAI, China, December 5, 2019—GDS Holdings Limited ("GDS" or the "Company") (Nasdaq: GDS) today announced the pricing of a public offering by it of 5,494,505 American Depositary Shares ("ADSs"), each representing eight of its Class A ordinary shares, at a public offering price of US$45.50 per ADS. The underwriters have been granted a 30-day option to purchase up to an additional 824,175 ADSs from GDS at the same price.

        The offering is expected to close on December 10, 2019, subject to customary closing conditions.

        GDS intends to use approximately US$190 million of the net proceeds from this offering to fund a portion of the cash consideration and assumed liabilities for the acquisition of three data centers at a campus located in Shunyi district, Beijing, which we refer to as Beijing 10, Beijing 11 and Beijing 12 ("the Acquisition"), and use the remaining net proceeds from this offering, or all of the net proceeds from this offering if the Acquisition is not consummated, to fund other land, building, and data center acquisitions and for general corporate purposes.

        J.P. Morgan, RBC Capital Markets, BofA Securities and Haitong International are acting as joint book-running managers for the proposed offering.

        The securities described above are being offered by GDS pursuant to a shelf registration statement filed by GDS with the Securities and Exchange Commission (the "SEC") that automatically became effective as of January 23, 2018. The offering is being made only by means of an effective shelf registration statement, including a preliminary prospectus supplement and final prospectus, which was or will be filed with the SEC and available on the SEC's website located at http://www.sec.gov. Copies of the preliminary prospectus supplement and the final prospectus relating to this offering, when available, may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, or by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com; BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, telephone: +1 (800) 294-1322, email: dg.prospectus_requests@bofa.com; or Haitong International Securities Company Limited, 22/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, Attention: Equity Capital Markets, or by telephone at +852-2848-4333 or by email at ecm@htisec.com..

        This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About GDS Holdings Limited

        GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company's facilities are strategically located in China's primary economic hubs where demand for high-performance data center services is concentrated. The Company's data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company's base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

        This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "continue," "estimate," "expect," "future," "guidance," "intend," "is/are likely to," "may," "ongoing," "plan," "potential," "target," "will," and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings' beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings' strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings' actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings' goals and strategies; GDS Holdings' future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings' expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings' expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings' business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings' ability to maintain or grow its revenue or business; fluctuations in GDS Holdings' operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings' business operations; competition in GDS Holdings' industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings' filings with the SEC, including its registration statement on Form F-3, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen
Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com

Ross Warner
Phone: +86 (10) 6508-0677
Email: GDS@tpg-ir.com

QuickLinks

  Exhibit 99.1
GDS Announces Pricing of Public Offering of ADSs